SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at December 10, 2002

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 10, 2002

* Print the name and title of the signing officer under his signature.

NORTHERN DYNASTY MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2002

(Expressed in Canadian Dollars)

(Unaudited)

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

	September 30, 2002	December 31, 2001
	(unaudited)	(audited)

Assets

Current assets
Cash and equivalents	$ -	$ 2,044,956
Amounts receivable and prepaid	65,810	52,722
Advances to related parties (note 7)	-	487,155

	65,810	2,584,833

Equipment (note 3)	2,994	3,534

	$ 68,804	$ 2,588,367

Liabilities and Shareholders' Equity

Current liabilities
Bank overdraft	$ 1,944	$ -
Accounts payable and accrued liabilities	299	183,889
Due to related parties (note 7)	141,142	584,655

	143,385	768,544

Shareholders' equity
Share capital (note 6)	10,133,644	7,907,717
Deficit	(10,208,225)	(6,087,894)

	(74,581)	1,819,823
Continuing operations (note 1)
Mineral properties exploration (note 4 and 5)

	$ 68,804	$ 2,588,367

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Jeffrey R. Mason	/s/ Ronald W. Thiessen

Jeffrey R. Mason	Ronald W. Thiessen
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2002	2001	2002	2001

Expenses
Conference and travel	$ 13,278	$ 3,582	$ 34,102	$ 9,827
Depreciation	180	71	540	214
Exploration (note 5)	1,425,595	-	3,592,649	-
Legal, accounting and audit	9,981	15,933	59,474	23,985
Management and consulting fees	-	-	21,285	-
Office and administration	6,283	3,753	49,734	24,947
Property investigations	-	3,991	-	117,976
Salaries and benefits	87,698	14,076	267,462	65,324
Shareholder communication	17,872	1,266	66,359	3,558
Trust and filing	3,575	922	21,226	4,775

	1,564,462	43,594	4,112,831	250,606

Other items
Foreign exchange loss (gain)	11,746	(6,482)	34,247	6,530
Interest income	(2,475)	(27,207)	(26,747)	(100,324)

	9,271	(33,689)	7,500	(93,794)

Loss for the period	$ (1,573,733)	$ (9,905)	$ (4,120,331)	$ (156,812)

Weighted average number of common shares outstanding	13,433,390	7,182,455	12,009,551	7,182,455

Loss per share	$ (0.12)	$ (0.00)	$ (0.34)	$ (0.02)

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)

			Nine months ended Sept. 30,
			2002	2001

Deficit, beginning of period			$ (6,087,894)	$ (4,633,008)
Loss for the period			(4,120,331)	(156,812)

Deficit, end of period			$ (10,208,225)	$ (4,789,820)

The accompanying notes are an integral part of these consolidated financial statements

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2002	2001	2002	2001

Cash provided by (applied to):

Operations
Loss for the period	$ (1,573,733)	$ (9,905)	$ (4,120,331)	$ (156,812)
Items not involving cash:
Depreciation	180	71	540	214
Exploration costs settled by issuance of common shares	-	-	575,000	-
Changes in non-cash working capital items:
Amounts receivable and prepaid	53,541	(541,631)	(13,088)	(610,847)
Accounts payable and accrued liabilities	(205,457)	3,254	(183,590)	10,920
Advances to and from related parties	477,666	-	43,642	-

	(1,247,803)	(548,211)	(3,697,827)	(756,525)

Financing activities
Common shares issued for cash	281,353	-	1,650,927	-
Issuance of special warrants	-	630,000	-	630,000

	281,353	630,000	1,650,927	630,000

Increase (decrease) in cash and equivalents	(966,450)	81,789	(2,046,900)	(126,525)
Cash and equivalents, beginning of period	964,506	2,144,356	2,044,956	2,352,670

Cash and equivalents (bank overdraft), end of period	$ (1,944)	$ 2,226,145	$ (1,944)	$ 2,226,145

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Mineral Properties Exploration Expenses
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
Pebble Property	2002	2001	2002	2001

Exploration expenses
Assay and analysis	$ 53,216	$ -	$ 70,744	$ -
Drilling	574,306	-	1,142,896	-
Engineering	5,308	-	34,708	-
Equipment rental	12,851	-	27,535	-
Freight	37,932	-	69,951	-
Geological	245,012	-	539,284	-
Graphics	27,149	-	82,381	-
Helicopter/fixed wing	250,174	-	594,114	-
Option payments	-	-	575,000	-
Property fees/assessment	2,174	-	1	-
Site activities	199,071	-	422,867	-
Socioeconomic	-	-	3,642	-
Travel and accommodation	18,402	-	29,526	-

Incurred during the period	1,425,595	-	3,592,649	-
Cumulative exploration expenses, beginning of period	1,879,707	-	1,168,394	-

Cumulative exploration expenses, end of period	$ 3,305,302	$ -	$ 4,761,043	$ -

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.

Notes to Consolidated Financial Statements
For the period ended September 30, 2002
(Expressed in Canadian Dollars)
(Unaudited)

1. Continuing operations

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Alaska, USA.

These financial statements are prepared on the basis that the Company will continue as a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern is dependent upon its ability to develop profitable operations and to continue to raise sufficient financing through equity markets.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated balance sheet.

2. Significant accounting policies

(a) Basis of presentation and principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

In October, 2001, the Company incorporated a subsidiary, Northern Dynasty Mines Inc., under the laws of the state of Alaska, USA. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany balances have been eliminated.

(b) Cash and equivalents (bank overdraft)

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash. Bank overdraft, as set up at the Company's bank, is the amount of cheques issued in excess of cash on hand and is due on demand.

(c) Equipment

Equipment is recorded at cost and is depreciated over its estimated useful life using the declining balance method at the annual rates of 20% for office furniture and equipment, 20% for computer equipment and 30% for field and automotive equipment.

(d) Mineral property interests

Acquisition costs for mineral properties to which the Company obtains unrestricted ownership and exploration rights are deferred until the property is placed into production, sold or abandoned. These deferred costs are amortized over the estimated life of the property following the commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

Acquisition costs for mineral properties to which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until feasibility study has determined that the property is capable of commercial production. Mineral property interests acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. Exploration costs and option payments are expensed in the period incurred.

Administrative expenditures are expensed in the period incurred.

(e) Share capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of the agreement to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures are transferred to the purchaser of the shares. Share issue costs are deducted from share capital.

(f) Share purchase option compensation plan

The Company has a share purchase option compensation plan, as described in note 6. No compensation expense is recognized for this plan when share purchase options are granted. Consideration received on exercise of share purchase options is credited to share capital.

(g) Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of the outstanding options and warrants would be anti-dilutive.

(h) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(i) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities as at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Foreign currency translation

Monetary assets and liabilities of the Company's integrated foreign subsidiary are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are expensed.

(k) Fair value of financial instruments

The carrying amounts of cash and equivalents, bank overdraft, amounts receivable, and accounts payable and accrued liabilities approximate fair value due to their short-term nature. The Company is not exposed to significant credit risk or interest rate risk.

(l) Comparative figures

Certain of the prior periods' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

3. Equipment

			Net Book Value

	Cost	Accumulated Depreciation	September 30, 2002	December 31, 2001

Automotive	$ 4,335	$ 4,229	$ 106	$ 137
Office	15,387	14,614	773	909
Computer equipment	2,488	373	2,115	2,488

	$ 22,210	$ 19,216	$ 2,994	$ 3,534

The original cost of equipment at December 31, 2001 was $22,210.

4. Mineral properties exploration

Pebble Property

On November 1, 2001, the Company acquired the rights to two options granted by Teck Cominco American Incorporated ("Teck Cominco") respecting its Pebble property in southwestern Alaska.

The two options granted by Teck Cominco were acquired by the Company through an agreement with Hunter Dickinson Group Inc. ("HDG"), a private company which is related by virtue of certain directors in common. The Company has been assigned, at HDG's cost, an 80% interest, with the right to acquire a 100% interest, in the two Teck Cominco options. HDG's costs (Cdn$584,655) include the staking of 134 claims to expand the property along with 30 km of Induced Polarization surveying over the new claims.

The first option enables the Company to explore the Pebble property for more than 2 years prior to electing to purchase a 100% interest in the Pebble deposit, free from any underlying royalty. The Company can elect to purchase the 36 claims covering the Pebble deposit by paying Teck Cominco US$10 million, in cash or shares with the same cash equivalency, prior to November 30, 2003 and to purchase the 20% HDG interest in shares at its independently appraised value. If the Company elects to issue shares to Teck Cominco in lieu of cash, the Company will manage the sale of any shares Teck Cominco wishes to sell. Any excess of Teck Cominco's resale proceeds will be credited against future option requirements and any share resale shortfall must be made up by the Company to maintain the option. Interim payments to Teck Cominco are also required including US$250,000, in cash or stock with the same cash equivalency, prior to December 31, 2001 (paid), plus 500,000 two year share purchase warrants (exercisable at $0.75) (issued December 31, 2001) and a cumulative total of 1,000,000 shares (500,000 issued March 27, 2002) and 750,000 warrants (500,000 issued March 27, 2002 exercisable at $1.15) in two tranches before December 31, 2002. If the Company purchases the Resource Lands under the first option, it also has the right under the second option to earn a 50% interest in the adjacent "Exploration Lands" by completing 60,000 feet (to date 36,499 feet has been completed) of drilling before November 30, 2004, with two one-year extensions available for 100,000 shares each. When the Company completes the drilling, Teck Cominco can either match the Company's future expenditures by forming a 50:50 joint venture, or sell its 50% interest in the Exploration Lands to the Company for US$4 million and a 5% net profits interest (NPI).

Pickle Lake Joint Venture

The Company holds a 37.5% participating joint venture interest, subject to a 2.5% NPI held by the original owners, in mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties. In fiscal 2002, the Company participated in a small exploration program on the Pickle Lake properties to keep certain claims in good standing

Other Properties

The Company has an interest in the Little Bald Mountain property in Nevada, USA. The Company holds an 8.1% NPI in the LBM property, which may be acquired by Placer Dome U.S. Inc. by annual election for an option payment of $1,500,000 before December 1995, escalating by $500,000 for each successive year thereafter. The option expires on December 31, 2003.

5. Exploration Expenses

	Three months ended Sept. 30,		Nine months ended Sept. 30,

Pebble Property	2002	2001	2002	2001

Assay and analysis	$ 53,216	$ -	$ 70,744	$ -
Drilling	574,306	-	1,142,896	-
Environmental	-	-	-	-
Engineering	5,308	-	34,708	-
Equipment rental	12,851	-	27,535	-
Freight	37,932	-	69,951	-
Geological	245,012	-	539,284	-
Graphics	27,149	-	82,381	-
Helicopter/fixed wing	250,174	-	594,114	-
Option payments	-	-	575,000	-
Property fees/assessment	2,174	-	1	-
Site activities	199,071	-	422,867	-
Socioeconomic	-	-	3,642	-
Travel and accommodation	18,402	-	29,526	-

Incurred during the period	1,425,595	-	3,592,649	-
Cumulative exploration expenses, beginning of period	1,879,707	-	1,168,394	-

Cumulative exploration expenses, end of period	$ 3,305,302	$ -	$ 4,761,043	$ -

6. Share capital

Authorized 100,000,000 common shares, without par value
Common shares issued and outstanding:	Number of Shares	Amount

Balance, December 31, 2001	9,292,455	$ 7,907,717
Private placements (net of issue costs)	3,176,470	1,282,017
Share purchase options exercised	214,018	87,557
Property option payment	500,000	575,000
Share purchase warrants exercised	200,000	80,000
Share purchase options exercised	28,900	11,560
Private placements (net of issue costs)	197,548	189,793

Balance, September 30, 2002	13,609,391	$ 10,133,644

On August 27, 2002, the Company closed a private placement of 197,548 units at a price of $1.05 per unit. Each unit comprises one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at a price of $1.15 until December 27, 2003. The warrants are subject to a regulatory four month hold period, and an accelerated expiry thereafter. If the closing price of the common shares of the Company as traded on the TSX Venture Exchange at least $1.73 for ten consecutive trading days, warrant holders will be given notice that the warrants will expire in 45 days.

Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ending September 30, 2002 is:

Expiry date	Exercise Price	Dec. 31, 2001	Issued	Exercised	Expired/ Cancelled	Sept. 30, 2002

July 16, 2003	$ 0.40	2,100,000	-	200,000	-	1,900,000
December 27, 2003	$ 1.15	-	197,548	-	-	197,548
December 31, 2003	$ 0.75	500,000	-	-	-	500,000
February 20, 2004	$ 0.45	-	1,176,470	-	-	1,176,470
March 27, 2004	$ 1.15	-	500,000	-	-	500,000
April 19, 2004	$ 0.62	-	2,000,000	-	-	2,000,000

		2,600,000	3,874,018	-	-	6,274,018

Weighted average exercise price		$ 0.47	$ 0.66	$ 0.40	$ -	$ 0.59

Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows it to grant up to 2,600,000 share purchase options, vesting over up to two years, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death. In the case of retirement, they terminate 30 to 90 days after the date of retirement, at management's discretion and in the case of death; they terminate at the earlier of one year after the date of death or the expiry date of the options.

The continuity of share purchase options for the period ended September 30, 2002 is as follows:

Expiry date	Exercise Price	Dec. 31, 2001	Granted	Exercised	Expired / Cancelled	June 30, 2002

February 12, 2003	$ 0.43	8,000	-	-	-	8,000
May 15, 2004	$ 0.40	1,388,500	-	(229,918)	(7,500)	1,151,082

		1,396,500	-	(229,918)	(7,500)	1,159,082

Weighted average exercise price		$ 0.40	$ -	$ 0.40	$ 0.40	$ 0.40

7. Related party transactions and balances
Transactions:	Nine months ended September 30, 2002	Year ended December 31, 2001

Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$ 485,221	$ 333,142
Hunter Dickinson Group Inc. (b)	-	586,966

Balances (payable to) receivable from:	September 30, 2002	December 31, 2001

Hunter Dickinson Inc. (a)	$ (141,142)	$ 487,155
Hunter Dickinson Group Inc. (b)	-	(584,655)

(a) Hunter Dickinson Inc. ("HDI") is a private company, with certain directors in common that provide geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company pursuant to an agreement dated December 31, 1996.

The balance payable to HDI has resulted from such services rendered but not yet paid for by the Company.

(b) Hunter Dickinson Group Inc ("HDG") is a private company with certain directors in common that provide consulting services to the Company, at market rates. The balances payable to HDG have resulted from the services rendered.

8. Future income taxes

As of December 31, 2001, the Company had aggregate non-capital losses of approximately $1,213,000 available to reduce taxable income in future years. These losses expire in various periods ranging from 2003 to 2009. The future tax benefits, if any, resulting from the application of these losses have not been reflected in these financial statements, as it cannot be considered more likely than not that they will be realized.